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                                                                    Exhibit 99.3


NEWS RELEASE                                     [MACKENZIE PARTNERS, INC. LOGO]

FOR IMMEDIATE RELEASE

Contact: Mark Harnett
         MacKenzie Partners, Inc.
         (212) 929-5877



                    INVACARE CORPORATION ANNOUNCES EXTENSION OF
                     TENDER OFFER FOR HEALTHDYNE TECHNOLOGIES


ELYRIA, OHIO - (March 24, 1997) - Invacare Corporation (NASDAQ/NMS:IVCR) announced today that its wholly owned subsidiary I.H.H. Corp. has extended its $13 per share tender offer to purchase all the outstanding shares of common stock of Healthdyne Technologies, Inc. (NASDAQ/NMS:HDTC) until 6:00 p.m., New York City time, on Monday, April 7, 1997, unless further extended in the manner described in the Offer to Purchase dated January 27, 1997. The offer had been scheduled to expire at 6:00 p.m., New York City time, on Monday, March 24, 1997. As of 5:00 p.m. today, approximately 2,323,395 shares of Healthdyne common stock had been validly tendered in connection with the offer, which, together with the 600,000 shares owned by Invacare, constitutes 23% of outstanding Healthdyne common stock, based on the most recent information provided by Healthdyne.

A. Malachi Mixon, III, Chairman and Chief Executive Officer of Invacare, said:
"We are pleased at the support we have received so far from Healthdyne's shareholders, and trust that our announcement of our seven highly-qualified director nominees and our shareholder proposals will further garner that support. "

"Based on Healthdyne's delay in calling their annual meeting and their desperate and extraordinary attempt to do an end-run around their own shareholders - by trying to manipulate the Georgia legislature to strip Healthdynes's shareholders of critical shareholder rights by mandating staggered boards and other director-entrenching measures - we can only assume that Healthdyne and its board are scared of what their own shareholders may say and do at the upcoming annual meeting."

"If the Healthdyne shareholders want a staggered board, they can always approve one at the annual meeting on their own. We challenge Healthdyne to stop trying to hide behind the skirts of the Georgia legislature, schedule their annual meeting promptly, and let their own shareholders exercise their right to elect the entire board of directors and thereby decide who should run the company and whether it should be sold. In light of the attempts of Healthdyne's board and management to disenfranchise them, the Healthdyne shareholders should seriously consider whether they have any reason to place their trust and loyalty in the current directors and management team."

"Nearly three months have passed, and unfortunately for Healthdyne shareholders, the company has done nothing to maximize shareholder value and no one has come forward with a better offer

                                        -More-

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Invacare Tender Offer Extension                                                2
March 25, 1997
Page two

than ours. Given the recent precipitous drop in Healthdyne's stock price on news of the proposed legislation, the market price is clearly in response to our fully financed, premium tender offer, not to the Company's rosy suggestions about future performance. As we have stated repeatedly, we continue to be interested in meeting with Healthdyne in the hopes of promptly negotiating a mutually agreeable transaction and in that context would be prepared to discuss all aspects of our offer fully, including, if Healthdyne's management is able to substantiate additional value to our satisfaction, our offer price. We are frankly tired of Parker H. Petit, Healthdyne's Chairman, criticizing us as 'bargain-hunters' when he refuses to provide us any information which would justify a higher price."

                                        # # #


PARTICIPANT INFORMATION

Invacare may solicit proxies for Healthdyne's 1997 annual meeting with respect to the above-described nominees and proposals. Besides Invacare and the nominees, other participants in this solicitation may include the following directors and/or executive officers of Invacare: A. Malachi Mixon, III (Chairman, Chief Executive Officer and Director), Gerald B. Blouch (President and Chief Operating Officer), Thomas R. Miklich (Chief Financial Officer, Secretary, General Counsel and Treasurer), J.B. Richey, III (Senior Vice President--Total Quality Management and Director), Donald P. Andersen (Group Vice President--Respiratory Products) and Louis F.J. Slangen (Senior Vice President--Sales & Marketing). Although Salomon Brothers Inc ("Salomon Brothers"), which is acting as dealer manager in connection with the tender offer and serving as financial advisor to Invacare in connection with the proposed acquisition of Healthdyne, does not admit that it or any of its directors, officers, employees or affiliates is a "participant", as defined in Schedule 14A promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or that such Schedule 14A requires the disclosure of certain information concerning them, the following employees of Salomon Brothers may assist Invacare in such a solicitation: Scott Wilson (Managing Director), Wilder Fulford (Managing Director), John Fowler (Managing Director), John Chambers (Director) and Sarah Barnes (Vice President).

Invacare beneficially owns an aggregate of 600,000 shares of Healthdyne's common stock. Salomon Brothers will receive customary financial advisor and dealer manager fees, reimbursement and indemnification from Invacare in connection with the tender offer and any acquisition by Invacare of Healthdyne. Salomon Brothers will not receive any additional fee for or in connection with assisting in any solicitation of proxies. Salomon Brothers engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the ordinary course of its business, Salomon Brothers maintains customary arrangements and effects transactions in the securities of Healthdyne for the accounts of its customers. As a result of its engagement by Invacare, Salomon Brothers has restricted its proprietary trading in the securities of Healthdyne (although it may still execute trades for customers on an unsolicited agency basis).